AMERICAS GOLD AND SILVER RECOGNIZED AS A TOP PERFORMER IN THE 2026
TSX30™

TORONTO, ONTARIO - September 9, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company") a North American producer of silver and other critical minerals supporting artificial intelligence ("AI"), electrification, national security and advanced manufacturing, is pleased to announce that it has been named to the 2026 TSX30™, the Toronto Stock Exchange's annual ranking of the 30 top-performing companies based on dividend-adjusted share price performance over a three-year period.

Americas Gold and Silver has ranked 24th on the 2026 TSX30™, delivering a 477% increase in share price over the three-year period ended June 30, 2026, and generating $2.2 billion in market capitalization growth on the Toronto Stock Exchange.

Paul Andre Huet, Chairman and CEO, commented: "We are incredibly proud to be recognized as a top performer in the 2026 TSX30. Over the three-year period, Americas' share price increased 477% and our market capitalization grew to $2.2 billion on the TSX. This performance reflects the transformation of our Company, including significant growth in silver production, a strengthened balance sheet and continued investment in our high-grade North American assets."

Loui Anastasopoulos, CEO, Toronto Stock Exchange said: "Just as nation-building is a priority for Canada, company-building must also be a national priority. The 2026 TSX30™ demonstrates the potential of Canadian companies to grow, scale, and compete with the best in the world. Half of this year's top performers are graduates of the TSX Venture Exchange, a powerful example of how Canada's capital markets can help build the next generation of Canada's champions and support them as they grow into global leaders."

About the TSX30 ™

The TSX30™ is an annual ranking of the 30 top-performing companies listed on the Toronto Stock Exchange based on dividend-adjusted share price performance over a three-year period. This is consistent with how the recognition was described in the comparable 2025 announcements.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a rapidly growing North American producer of silver and other critical minerals supporting the growth of AI, electrification, advanced manufacturing, and national security. The Company owns a portfolio of high-grade mining assets in the United States and Mexico and is executing a strategy to become one of North America's leading silver producers while establishing a secure domestic supply of antimony.

The Company's flagship Galena Complex in Idaho is one of the United States' premier silver mining districts and includes the nation's largest antimony mine. Nearby, the fully permitted Crescent Silver Mine hosts one of the world's highest-grade silver resources and offers significant future growth potential through shared infrastructure and processing. Through a 51/49 joint venture, the Company is developing a fully integrated domestic antimony supply chain-from mine to finished product-to help strengthen America's critical mineral independence.

Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico, where EC120, a high grade silver-copper mine, is currently being scaled. With a strong balance sheet and multiple high-quality growth projects, the Company is well positioned to increase silver and antimony production while supplying the critical minerals needed to support the next generation of AI infrastructure, energy systems, and advanced industrial technologies.

For more information:

Miranda Powell

Manager, Investor Relations and Communications

M: +1-775-771-8832

E: ir@americas-gold.com

W: americas-gold.com

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the Crescent Mine and Cosalá Operations, including the expected number of producing stopes and production levels; the expected timing and completion of required development and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce; statements relating to Americas' EC120 Project; statements relating to implementation of, and the impact of new management on, the planned recapitalization of Galena Complex; and expectations on the deployment of capital. Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below.  The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company's liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.  Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential', "estimate", "may", "assume", "would", "could", "seek", "propose" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors beyond the Company's ability to control or predict that may cause the actual results, level of activity, performance, or achievements of Americas or developments in the Company's business or in its industry to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include risks relating to widespread interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company's projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.